

February 12, 2013

Via E-mail
Gordon Cummings
Chief Executive Officer
Kimber Resources Inc.
215-800 West Pender Street
Vancouver, BC, V6C 2V6

> **Re:** **Kimber Resources Inc.**
> **Form F-3**
> **Filed January 22, 2013**
> **File: 333-186130**

Dear Mr. Cummings:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 9. Exhibits, page II-3

1. You state that you will file the form of indenture "as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a report filed on Form 6-K…." The indenture must be qualified prior to effectiveness of the registration statement. Please file the indenture as an exhibit to this registration statement. For guidance, **s**ee Trust Indenture Act of 1939 Compliance and Disclosure Interpretation 201.02, available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

2. Please include the Form T-1 in the exhibit index.

Item 10. Undertakings, page II-3

3. Please include the Item 512(j) undertaking of Regulation S-K. For guidance, see Trust Indenture Act of 1939 Compliance and Disclosure Interpretation 220.01.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Gordon Cummings
Kimber Resources Inc.
February 12, 2013
Page 3

       Please contact Ronald E. Alper at (202) 551-3329 or Pamela Howell, at (202) 551-3357 with any questions.

                                     Sincerely,

                                     /s/ Pamela Howell
                                     for

                                     John Reynolds
                                     Assistant Director

cc: Michael L. Weiner, Esq.